(TECHFAITHWIRELESS LOGO)
                                                                    EXHIBIT 99.1

                  TECHFAITH REPORTS THIRD QUARTER 2007 RESULTS

BEIJING, CHINA, NOVEMBER 13, 2007 -- China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF), an ODM focused on research and development of cell phone solutions, today announced its unaudited financial results for the third quarter ended September 30, 2007.

Net revenues for the third quarter of 2007 were US$38.4 million, a 122.8% increase compared to US$17.3 million for the same period in 2006. Net income for the third quarter of 2007 was US$1.6 million or US$0.04 per weighted average outstanding ADS (basic and diluted) compared to a net loss of US$6.5 million or US$0.15 per weighted average outstanding ADS (basic and diluted) for the same period in 2006. TechFaith ended the third quarter of 2007 with a balance of US$84.9 million in cash and cash equivalents and US$5.2 million in restricted cash.

Defu Dong, TechFaith's Chairman and CEO, said, "We are excited and encouraged by our third quarter results. We achieved 20.0% sequential growth in revenues, and returned to profitability ahead of plan. We continue to make significant progress and have quickly become one of the most successful new ODMs in China with 82.5% of our total revenue coming from ODM business. We announced several major new contracts, strategic partnerships and products in the quarter. Of note, we were recently granted a new license agreement from Qualcomm. TechFaith, as a handset ODM, is now able to develop, manufacture and sell products covering the 3G spectrum, including CDMA2000, WCDMA/UMTS and TD-SCDMA. We are also excited about our successful launch of the world's first WCDMA/GSM dual mode dual standby phone known as 'Twins,' and our launch of the world's first Windows-based GSM/CDMA dual mode dual standby pocket PC phone known as 'Gallic.' In addition, we announced our first contract from a customer that is not in the traditional telecommunications sector. We expect to benefit from strong demand in the broader, non-telecommunications market going forward, as our custom developed phones are adopted to meet needs ranging from security and surveillance, to data management, GPS/location based tracking and other data and communications needs."

Bob Huo, TechFaith's Deputy CEO, added, "Based on our results and customer demand, we are confident we have the right business model in place. TechFaith is now providing dual mode, dual SIM and dual standby handsets with technology combinations including GSM/GSM, GSM/CDMA1X, WCDMA/GSM. We expect to develop additional handset models that combine different technologies in the future. For medium- and high-end markets, TechFaith now offers feature phones and smart phones based on 3G and 3.5G technologies, including WCDMA, EVDO, TD-SCDMA and HSDPA. We have diversified our customer base by successfully penetrating the China market, as well as other markets worldwide. We expect TechFaith will benefit from continued strong global ODM demand over the coming quarters, and at the same time, maintaining strict operating cost controls. We are confident our current headcount level can support a much higher revenue level, and have no plans to increase our hiring. Our goal is to further strengthen our supply chain management as we optimize our cost structure. Overall, we expect revenue in the fourth quarter to increase by 10%-14% over the third quarter."

TechFaith's ADSs, each of which represents 15 ordinary shares of TechFaith, are currently trading on the Nasdaq Global Market under the symbol "CNTF."


INVESTOR CONFERENCE CALL/WEBCAST DETAILS

The dial-in number for the live audio call beginning on November 13, 2007 at 7:00 p.m. U.S. Eastern Time (8:00 a.m., November 14, 2007 in Beijing) is +1-866-713-8565 (domestic) or +1-617-597-5324 (international). The passcode is 56065255. A live webcast of the conference call will be available on TechFaith's website at www.techfaithwireless.com.

A replay of the call will be available on November 13, 2007 at 9:00 p.m., U.S. Eastern Time (10:00 a.m., November 14, 2007 in Beijing) through midnight on November 20, 2007, U.S. Eastern Time (1:00 p.m., November 21, 2007 in Beijing) at www.techfaithwireless.com and by telephone at +1-888-286-8010 (domestic) or +1-617-801-6888 (international). The passcode to access the replay is 79569228.


ABOUT TECHFAITH

TechFaith (NASDAQ:CNTF) is an original design manufacturer, or ODM, focused on research and development of cell phone solutions. Based in China, the Company employs approximately 1,200 professionals, of whom 90% are engineers. TechFaith's business includes handset design, feature phone solution, data card and wireless module, application software, and smartphone and pocket PC. With the capability of developing MMI/UI software on 2/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide MMI/UI software packages that fulfill the specifications of handset brand owners and major global operators. Having a full range of wireless application software including WAP, Java, MMS, WWW browser, SyncML and DRM, TechFaith is also providing total solutions for upper layer software of handsets. In addition, TechFaith is developing smartphone software based on open operating systems including Linux and Windows Mobile, and capable of implementing high-end smartphones integrating Bluetooth, WiFi, high megapixel cameras, etc. based on different communication technologies according to special requirements of customers. For more information, please visit www.techfaithwireless.com.


SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as TechFaith's strategic and operational plans, contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, TechFaith's limited operating history, TechFaith's ability to retain existing or attract additional domestic and international customers, TechFaith's earnings or margin declines, failure to compete against new and existing competitors, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.


CONTACTS:
In China:                            In the U.S.:
Ms. Helen Zhang                      David Pasquale, EVP at The Ruth Group
Tel: 86-10-5822-7390                 Tel:+646-536-7006
ir@techfaith.cn                      dpasquale@theruthgroup.com

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND
                 PER SHARE/ADS DATA AND UNLESS OTHERWISE STATED)



                                      THREE MONTHS ENDED          THREE MONTHS ENDED                   NINE MONTHS ENDED
                                           JUNE 30                    SEPTEMBER 30                        SEPTEMBER 30
                                             2007               2006               2007              2006              2007
                                      ---------------      -------------      -------------     --------------     --------------

Revenues:
Design Fees                             $       5,185      $       4,131      $       5,425      $      25,571      $      20,728
Royalty income                                  2,638              1,764              1,280              5,810              6,713
Component and products sales                   24,204             11,358             31,723             20,274             70,294
Service income                                      -                  -                 18                  -                 18
                                        -------------      -------------      -------------      -------------      -------------
Total net revenues                      $      32,027      $      17,253      $      38,446      $      51,655      $      97,753

Cost of revenues:
Design fees                             $       3,906      $       3,945      $       2,177      $      17,200      $      13,828
Royalty income                                      -                  -                  -                  -                  -
Component and products sales                   20,499              9,744             27,096             17,000             59,583
Service Cost                                        -                  -                  4                  -                  4
                                        -------------      -------------      -------------      -------------      -------------
Total cost of revenues                  $      24,405      $      13,689      $      29,277      $      34,200      $      73,415

Gross Profit                            $       7,622      $       3,564      $       9,169      $      17,455      $      24,338

Operating expenses:
General and administrative              $       4,187      $       4,137      $       1,839      $       9,056      $       8,162
Research and development                        8,549              7,688              6,524             14,145             23,068
Selling and marketing                             844                605                794              1,612              2,554
Exchange loss                                     439                 28                357                 28              1,338
                                        -------------      -------------      -------------      -------------      -------------
Total operating expenses                $      14,019      $      12,458      $       9,514      $      24,841      $      35,122

Other operating income                            789                154                864                160              1,653

(Loss) income from operations           ($      5,608)     ($      8,740)     $         519      ($      7,226)     ($      9,131)

Interest expense                                  (38)                (4)               (89)                (4)              (140)
Other income, net                                 826              1,359                905              3,741              2,681
Change in fair value of call option               (72)                 -                 24                  -                (31)
                                        -------------      -------------      -------------      -------------      -------------
Income before income taxes              ($      4,892)     ($      7,385)     $       1,359      ($      3,489)     ($      6,621)
Income tax                                         (3)                 -                  -                (15)                (3)
                                        -------------      -------------      -------------      -------------      -------------
Income before minority interests        ($      4,895)     ($      7,385)     $       1,359      ($      3,504)     ($      6,624)
Minority interests                                245                906                226              1,361                977
Equity in loss of an affiliate                      -                  -                  -                  -               (851)
                                        -------------      -------------      -------------      -------------      -------------
Net (loss) income                       ($      4,650)     ($      6,479)     $       1,585      ($      2,143)     ($      6,498)
                                        =============      =============      =============      =============      =============

Net income per ordinary share
  Basic                                 ($       0.01)     ($       0.01)     $           -       $          -      ($       0.01)
                                        =============      =============      =============      =============      =============
  Diluted                               ($       0.01)     ($       0.01)     $           -       $          -      ($       0.01)
                                        =============      =============      =============      =============      =============

Net income per ADS*
  Basic                                 ($       0.11)           ($0. 15      $        0.04            ($0. 05      ($       0.15)
                                        =============      =============      =============      =============      =============
  Diluted                               ($       0.11)           ($0. 15      $        0.04            ($0. 05      ($       0.15)
                                        =============      =============      =============      =============      =============

Weighted average ordinary
  shares outstanding
  Basic                                   649,758,772        658,234,687        649,863,772        658,200,690        649,794,157
                                        =============      =============      =============      =============      =============
  Diluted                                 649,758,772        658,234,687        649,863,772        658,200,690        649,794,157
                                        =============      =============      =============      =============      =============

REVENUE BREAKOUT                         1Q06         2Q06          3Q06         4Q06         1Q07         2Q07         3Q07

DESIGN FEES
            International customers      $ 5,737      $ 5,299      $ 3,546      $ 1,883      $ 9,463      $ 4,811      $ 2,687
            Domestic customers           $ 3,253      $ 7,151      $   585      $ 2,410      $   655      $   374      $ 2,738

ROYALTY
            International customers      $   454      $   918      $   184      $   141      $   300      $   461      $   194
            Domestic customers           $   638      $   885      $ 1,285      $ 1,723      $ 1,851      $ 1,427      $   925
            Component vendors            $   757      $   394      $   295           $-      $   644      $   750      $   161

COMPONENT AND PRODUCTS
            Smart Phone                  $     -      $ 1,906      $ 3,074      $13,055      $ 4,014      $ 6,557      $ 8,688
            PCBA                         $     -      $   271      $ 3,016      $ 3,243      $ 2,149      $ 2,454      $   717
            Wireless module              $ 1,304      $ 2,776      $ 4,808      $ 4,039      $ 1,452      $ 7,202      $ 2,483
            Feature phone                $     -      $     -      $     -      $   452      $ 3,787      $ 5,349      $18,153
            Other component sales        $   689      $ 1,970      $   460      $ 2,203      $ 2,965      $ 2,642      $ 1,682

SERVICE INCOME                           $     -      $     -      $     -      $     -      $     -      $     -      $    18


TOTAL NET REVENUES                       $12,832      $21,570      $17,253      $29,149      $27,280      $32,027      $38,446

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                         FOR THREE MONTHS ENDED          FOR NINE MONTHS ENDED
                                                              SEPTEMBER 30,                  SEPTEMBER 30,
                                                         ------------------------      -------------------------
                                                            2006          2007           2006           2007
                                                         ---------     ----------      ---------      ----------


Cash flows from operating activities:
Net (loss) income                                        ($  6,479)     $   1,585      ($  2,143)     ($  6,498)
Adjustments to reconcile net income to
net cash (used in) provided by
operating activities                                         6,039         (9,025)        17,168         (7,972)
                                                         ---------      ---------      ---------      ---------
Net cash (used in) provided by                           ($    440)     ($  7,440)     $  15,025      ($ 14,470)
operating activities
                                                         ---------      ---------      ---------      ---------

Cash flows from investing activities:
Deposit paid for acquisition of and
purchase of plant, machinery and
equipment                                                   (4,378)           (24)        (6,020)        (8,556)
Purchase of plant, machinery and
equipment                                                  (13,539)          (296)       (15,035)        (7,821)
Purchase of acquired intangible assets                           -           (145)             -           (145)
Purchase of equity in a subsidiary
from minority shareholder                                        -              -              -         (1,361)
Investment in an affiliate                                       -              -         (1,243)             -
Proceeds on disposal of plant,
machinery and equipment                                          -              -              1             40
Decrease in restricted cash                                      -         11,932              -            (23)

Net cash (used in) provided by
investing activities                                     ($ 17,917)     $  11,467      ($ 22,297)     ($ 17,866)
                                                         ---------      ---------      ---------      ---------

Net cash (used in) provided by
financing activities:                                    $   3,000      ($ 10,794)     $   3,000      ($    289)
                                                         ---------      ---------      ---------      ---------

Effect of exchange rate changes                          $     697      $   1,497      $   1,343      $   4,367

Net increase (decrease) in cash and
equivalents                                                (14,660)        (5,270)        (2,929)       (28,258)
Cash and equivalents, beginning of the
period                                                     148,938         90,184        137,207        113,172
                                                         ---------      ---------      ---------      ---------
Cash and equivalents, end of the period                  $ 134,278      $  84,914      $ 134,278      $  84,914
                                                         =========      =========      =========      =========

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)



                                                       SEPTEMBER 30, 2006     JUNE 30, 2007        SEPTEMBER 30, 2007
                                                       ------------------     -------------        ------------------

ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                  $ 131,335            $  90,184            $  84,914
Restricted cash                                                2,943               17,160                5,228
Accounts receivable                                           28,285               45,828               45,617
Notes receivable                                               1,299                6,403                1,992
Inventories                                                    8,053               19,715               34,442
Prepaid expenses and other current assets                      9,477                7,790                8,558
                                                           ---------            ---------            ---------
TOTAL CURRENT ASSETS                                       $ 181,392            $ 187,080            $ 180,751
                                                           ---------            ---------            ---------

Deposits for acquisition of plant, machinery and
equipment, and acquisition of intangible assets            $   4,448            $   8,570            $   8,713
Plant, machinery and equipment, net                           27,292               28,832               27,639
Acquired intangible assets, net                                  560                  264                  320
Goodwill                                                           6                  606                  606
Long-term investment in an affiliate                           1,243                    -                    -
                                                           ---------            ---------            ---------
TOTAL ASSETS                                               $ 214,941            $ 225,352            $ 218,029
                                                           =========            =========            =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of Long term payable                              $-            $     479            $     599
Short term Loan                                                    -               10,505                    -
Accounts payable                                              10,442               28,669               31,825
Note Payable                                                     443                    -                    -
Accrued expenses and other current liabilities                16,994               13,246               10,943
Advance from customers                                         4,233                5,460                5,473
Deferred revenue                                               3,068                2,693                2,284
Income tax payable                                                54                  139                  139
                                                           ---------            ---------            ---------
TOTAL CURRENT LIABILITIES                                  $  35,234            $  61,191            $  51,263

Long-term payable                                          $     812            $     409                   $-
                                                           ---------            ---------            ---------

TOTAL LIABILITIES                                          $  36,046            $  61,600            $  51,263
                                                           ---------            ---------            ---------

Minority interests                                         $   4,296            $   2,109            $   1,883
SHAREHOLDERS' EQUITY
Ordinary shares                                            $      13            $      13            $      13
Additional paid-in capital                                   109,793              110,273              110,312
Treasury stock                                                  (610)              (4,628)              (4,628)
Accumulated other comprehensive income                         2,960                8,275                9,891
Statutory reserve                                              5,189                6,093                6,093
Retained earnings                                             57,254               41,617               43,202
                                                           ---------            ---------            ---------
TOTAL SHAREHOLDERS' EQUITY                                 $ 174,599            $ 161,643            $ 164,883
                                                           ---------            ---------            ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $ 214,941            $ 225,352            $ 218,029
                                                           =========            =========            =========
